UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                   May 19, 2020

Sally M. Cunningham
Secretary
Synalloy Corporation
4510 Cox Road, Suite 201
Richmond, Virginia 23060

        Re:     Synalloy Corporation
                Definitive Additional Materials filed under cover of Schedule
14A
                Filed on May 19, 2020 by Synalloy Corporation
                File No. 001-05200

Dear Ms. Cunningham,

        We have reviewed the above-captioned filing and have the following comment. If you do not believe our comment applies to your facts and circumstances, please tell us why in a written response. After reviewing any response to this comment, we may have further comments.

1. The disclosure states that the "Dissident Group" is "asking you to cede control of your
   Company." The Dissident Group's nominees, if elected, will owe fiduciary duties and otherwise be accountable to all shareholders. While the Dissident Group has proposed five nominees for election whom, if elected, would comprise a majority of the Board of Directors, as a matter of law and fact, the Dissident Group will not be obtaining "control" of Synalloy within the meaning of the term as defined in Rule 12b-2 if its solicitation succeeds.
   Synalloy's shareholders also are not being asked to cede any of their existing rights with respect to the management of the registrant in connection with the Dissident Group's proxy solicitation. Please refrain from using the above-quoted formulation in future filings.

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or inaction by the staff. Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at
(202) 551-3266.

                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions

cc: Lawrence S. Elbaum, Esq.